Exhibit 12

TEXTRON FINANCIAL CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

Three Months Ended
March 31, 2009

Loss before income taxes	$(69)

FIXED CHARGES:
Interest on debt	54
Estimated interest portion of rents	1

Total fixed charges	55

Adjusted loss	$(14)
Ratio of earnings to fixed charges(1)	(0.25x )

(1)	The ratio of earnings to fixed charges has been computed by dividing loss before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt and one-third rental expense as representative of interest portion of rentals.